UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2026

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of 2Q2026 Consolidated Results

Item 1

QUARTERLY REPORT

2Q2026

Grupo AVAL

Grupo Aval Acciones y Valores S.A.
Carreta 13 No 26A – 47 - Bogotá D.C., Colombia
Investorrelations@grupoaval.com - www.grupoaval.com

DISCLAIMER

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States (“SEC”). As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation. Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-IFRS measures such as ROAA and ROAE, among others, are explained when required in this report. On November 27, 2025, Banco de Bogotá’s subsidiary Multi Financial Holding, Inc. (“MFG”) entered into a share purchase agreement with BAC International Corporation (BIC), a subsidiary of BAC Holding International Corp., for the disposal of 99.57% of the issued and outstanding shares of Multi Financial Group Inc. (“MFG”), the parent company of Multibank, Inc. On March 18, 2026, after obtaining the required regulatory authorizations and fulfilling all agreed conditions precedent, the transaction was completed.

For comparability purposes only, we have prepared and present supplemental unaudited pro forma financial information for the periods prior to 4Q25, which reflects the reclassification of the operations relating to MFG as non-current assets and liabilities held for sale and discontinued operations.

This supplemental unaudited pro forma financial information is not intended to represent, and should not be considered indicative of, the results of operations or financial position that would have been achieved had the transaction occurred on the dates assumed, nor is it intended to project our results of operations or financial position for any future period or date. The pro forma financial information is unaudited and the completion of the external audit for the year ended December 31, 2026, may result in adjustments to the unaudited pro forma financial information presented herein.

This report includes forward-looking statements. In some cases, you can identify these forward looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risks described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time, but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report. The Financial Statements of Grupo Aval Acciones y Valores S.A., in accordance with Colombian regulations, must be filed with the market and with the Superintendency of Finance with the opinion of an external auditor. At the time of this Solicitation, this process is still ongoing.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

ABOUT GRUPO AVAL

Grupo Aval, leading financial conglomerate in Colombia, operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest private pensions and severance fund manager in Colombia (Porvenir), and the largest merchant bank in Colombia (Corficolombiana), and through three entities in the financial services sector (Aval Fiduciaria, Aval Casa de Bolsa y Aval Banca de Inversión).

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer of securities in Colombia and the United States ("SEC").

As of June 30, 2026, the Company has the following issuances:

Stocks	Securities issues in force
Type of security	Common stock	Preferred stock
Trading system	Stock exchange	Stock exchange
Stock exchange	Colombian Stock Exchange (BVC)
Outstanding Shares	16,177,613,105	7,565,862,649
Issue amount	16,177,613,105	7,565,862,649
Amount placed	16,177,613,105	7,565,862,649

Local Bonds
Year	Principal (million)	Rate	Rating
Issue of 2016 - Series A - 10 years	93,000	CPI+3.86%	AAA –BRC Investor Services S.A.
Issue of 2016 - Series A - 20 years	207,000	CPI+4.15%
Issue of 2017 - Series A - 25 years	300,000	CPI +3.99%
Issue of 2019 - Series A - 20 years	300,000	CPI +3.69%
Issue of 2024 - Series A - 15 years	200,000	CPI +6.16%
Issue of 2024 - Series C - 3 years	100,000	10.08%
	1,200,000
International Bonds
	Principal U. S. (million)	Rate	Rating
Issue of 2020 - 10 years	US 1,000	4.375%	Ba2 / Stable (Moody’s) BB / Stable (Fitch)

Main domicile: Bogotá D.C., Colombia

Address: Carrera 13 No 26A – 47- 23rd Floor

GRUPO AVAL

Contents

Consolidated Financial Results	8
Statement of Financial Position Analysis	8
Income Statement Analysis	15
Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited	23
Separate Financial Results	24
Statement of Financial Position Analysis	24
Income Statement Analysis	24
DEFINITIONS	25

Bogotá, August 14th, 2026, Grupo Aval S.A. (NYSE: AVAL; BVC: AVAL and PFAVAL) reported a consolidated attributable net income of Ps 577.5 billion (Ps 24.3 pesos per share) for 2Q2026. ROAE was 12.7% and ROAA was 1.1% for the quarter.

Net income attributable to owners of the parent reached Ps 577.5 billion, increasing 71.6% and 16.7% compared to 1Q26 and 2Q25, respectively. Return on average equity was 12.7% for the quarter, the highest in 4 years.

This incorporates the following results:

•	Grupo Aval’s consolidated loan portfolio grew 2.1% in the quarter and 7.6% in the year. On a quarterly and an annual basis commercial loans grew 2.4% and 7.7%, consumer loans grew 1.1% and 4.7%, and mortgages grew 2.9% and 15.7%. Total deposits grew 2.1% for the quarter and 11.5% for the year.

•	Total NIM for Grupo Aval and our banking segment was 5.51% and 6.07% for 2Q26 respectively. Our net interest margin (NIM) on loans was 4.41% for the quarter while NIM on loans for the banking segment was 5.19%. NIM on investments including trading investment income for the quarter was 8.68%, up from 0.25% in 1Q26.

•	Cost of risk, net for the quarter reached 1.9%, increasing 8 basis points compared to last quarter and 5 basis points compared to the same quarter in 2025.

•	Loans past due more than 90 days were 3.13% at June 30, 2026, stable on a quarterly basis and 44 basis points lower compared to June 30, 2025, respectively.

•	Cost to income reached 49.3%, 456 and 393 basis points lower compared to 1Q26 and 2Q25, respectively. Cost to assets reached 2.7%, 25 basis points lower and 10 basis points higher compared to 1Q26 and 2Q25, respectively.

•	Net income from commissions and fees for the semester reached Ps 1,863.6 billion, increasing 6.6% compared to the first semester of 2025, driven by increases in commissions from trust activities and from pension and severance fund management.

•	Gross profit from sales of goods and services for the semester reached Ps 1.422.5 billion, increasing 21.2% compared to the first semester of 2025, mainly driven by a higher contribution from the infrastructure sector.

Ratios and Measures of Financial Performance

	Figures in Ps Trillion	2Q26	1Q26	2Q25 Pro Forma (1)	2Q26 vs 1Q26	2Q26 vs 2Q25 Pro Forma (1)
Balance Sheet	Gross Loans (2)	$ 197.7	$ 193.7	$ 183.7	2.1%	7.6%
	Deposits	$ 221.5	$ 216.8	$ 198.7	2.1%	11.5%
	Deposits /Net Loans	1.17 x	1.16 x	1.13 x	0.01 x	0.04 x

Loan Quality	90 days PDLs / Gross Loans (3)	3.1%	3.1%	3.6%	(0) bps	(44) bps
	Allowance/90 days PDLs	1.37 x	1.37 x	1.36 x	0.00 x	0.01 x
	Cost of risk (4)	1.9%	1.8%	1.8%	8 bps	5 bps

Other Ratios	Net interest margin (5)	5.5%	3.3%	4.2%	217 bps	130 bps
	NIM on loans (6)	4.4%	4.4%	4.6%	1 bps	(23) bps
	Fee income Ratio (7)	19.0%	20.1%	21.3%	(112) bps	(233) bps
	Efficiency Ratio (income) (8)	49.3%	53.9%	53.3%	(456) bps	(393) bps
	Efficiency Ratio (assets) (9)	2.7%	3.0%	2.6%	(25) bps	10 bps

		2Q26	1Q26	2Q25	2Q26 vs 1Q26	2Q26 vs 2Q25
Profitability	Attributable net income (in Ps. billion)	$ 577.5	$ 336.6	$ 494.9	71.6%	16.7%
	ROAA (10)	1.1%	0.9%	1.1%	27 bps	8 bps
	ROAE (11)	12.7%	7.4%	11.3%	527 bps	137 bps

(1)	Pro-forma Loans, Allowances, Net Interest, Fees and Operating costs for 2Q25 are calculated based on the previously reported consolidated figures excluding MFG’s contribution to these numbers. Pro-forma ratios for 2Q25 are calculated based on the proforma.
(2)	Gross loans exclude interbank and overnight funds.
(3)	PDLs 90+ defined as loans more than 90 days past due.
(4)	Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans.
(5)	Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. (
(6)	Net Interest Income on Loans to Average loans and financial leases
(7)	Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income.
(8)	Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income.
(9)	Efficiency Ratio to assets is calculated as annualized total other expenses divided by average total assets
(10)	ROAA is calculated as annualized Net Income divided by average of total assets.
(11)	ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non-significant figures.

Grupo Aval Acciones y Valores S.A.	2Q26	1Q26	2Q25 Pro Forma (9)
Consolidated Financial Statements	2Q26	1Q26	2Q25
Financial Statements Under IFRS
Information in Ps. Billions
Consolidated Statement of Financial Position	2Q26	1Q26	2Q25 Pro Forma (9)	Δ
				2Q26 vs 1Q26	2Q26 vs 2Q25 Pro Forma (9)
Cash and cash equivalents	22,525.6	23,734.1	19,056.8	-5.1%	18.2%
Trading assets	35,176.9	28,689.5	24,548.3	22.6%	43.3%
Investment securities	38,831.3	38,550.2	36,857.3	0.7%	5.4%
Hedging derivatives assets	215.4	308.0	40.0	-30.1%	N.A.
Total loans, net	189,782.3	186,819.0	176,301.0	1.6%	7.6%
Tangible assets	12,542.7	9,623.4	6,830.3	30.3%	83.6%
Goodwill	2,716.1	2,057.1	2,063.0	32.0%	31.7%
Concessions (1)	30,987.0	30,779.3	32,461.6	0.7%	-4.5%
Other assets	17,963.9	17,046.0	37,540.1	5.4%	-52.1%
Total assets	350,741.1	337,606.4	335,698.4	3.9%	4.5%
Trading liabilities	2,967.7	2,042.5	1,259.1	45.3%	135.7%
Hedging derivatives liabilities	69.1	49.6	36.0	39.3%	91.8%
Customer deposits	221,470.3	216,837.3	198,694.6	2.1%	11.5%
Interbank borrowings and overnight funds	26,518.2	21,095.0	17,758.6	25.7%	49.3%
Borrowings from banks and others	19,999.4	20,192.8	19,636.3	-1.0%	1.8%
Bonds issued	19,455.2	18,937.0	22,702.7	2.7%	-14.3%
Borrowings from development entities	4,451.1	4,206.2	4,287.7	5.8%	3.8%
Other liabilities	21,040.4	20,632.5	37,673.2	2.0%	-44.2%
Total liabilities	315,971.3	303,993.0	302,048.2	3.9%	4.6%
Equity attributable to owners of the parent	18,575.0	17,799.3	17,759.5	4.4%	4.6%
Non-controlling interest	16,194.9	15,814.1	15,890.7	2.4%	1.9%
Total equity	34,769.9	33,613.4	33,650.2	3.4%	3.3%
Total liabilities and equity	350,741.1	337,606.4	335,698.4	3.9%	4.5%

(1) Includes gross balance of (i) financial assets at fair value, (ii) financial assets at amortized cost, and (iii) intangible assets.

Consolidated Statement of Income Continued operation	2Q26	1Q26	2Q25	Δ
				2Q26 vs 1Q26	2Q26 vs 2Q25
Interest income	7,397.2	6,779.2	6,434.3	9.1%	15.0%
Interest expense	5,540.5	4,867.4	4,477.7	13.8%	23.7%
Net interest income	1,856.7	1,911.9	1,956.6	-2.9%	-5.1%
Loans and other accounts receivable	1,076.4	1,002.3	1,089.1	7.4%	-1.2%
Other financial assets	2.4	(3.7)	10.5	-164.2%	-77.6%
Recovery of charged-off financial assets	(170.5)	(150.2)	(262.7)	13.5%	-35.1%
Net impairment loss on financial assets	908.3	848.4	836.9	7.1%	8.5%
Net interest income, after impairment losses	948.5	1,063.4	1,119.8	-10.8%	-15.3%
Net income from commissions and fees	906.9	956.7	878.2	-5.2%	3.3%
Gross profit from sales of goods and services	560.9	861.6	493.5	-34.9%	13.7%
Net trading income	1,126.7	540.0	563.5	108.6%	100.0%
Net income from other financial instruments mandatory at FVTPL	56.9	91.9	89.3	-38.1%	-36.4%
Total other income	269.9	396.5	139.2	-31.9%	93.9%
Total other expenses	2,356.9	2,564.5	2,194.2	-8.1%	7.4%
Net income before income tax expense	1,512.8	1,345.7	1,089.2	12.4%	38.9%
Income tax expense	531.0	577.5	364.8	-8.1%	45.6%
Net income for the period	981.8	746.7	883.7	31.5%	11.1%
Non-controlling interest	404.4	410.2	388.7	-1.4%	4.0%
Net income attributable to owners of the parent	577.5	336.6	494.9	71.6%	16.7%

Key ratios	2Q26	1Q26	2Q25 Pro Forma (9)	YTD 2026	YTD 2025

Net Interest Margin (including net trading income) (1)	5.5%	3.3%	4.2%	4.4%	4.0%
Efficiency ratio (2)	49.3%	53.9%	53.3%	51.6%	51.7%
90 days PDL / Gross loans (5)	3.1%	3.1%	3.6%	3.1%	3.6%
Provision expense / Average gross loans (6)	1.9%	1.8%	1.8%	1.8%	2.0%
Allowance / 90 days PDL (5)	1.37	1.37	1.36	1.37	1.36
Allowance / Gross loans	4.3%	4.3%	4.8%	4.3%	4.8%
Charge-offs / Average gross loans (6)	2.0%	2.1%	3.3%	2.0%	3.4%
Total loans, net / Total assets	54.1%	55.3%	52.5%	54.1%	52.5%
Deposits / Total loans, net	116.7%	116.1%	112.7%	116.7%	112.7%
Key ratios	2Q26	1Q26	2Q25	YTD 2026	YTD 2025

Tangible equity ratio (7)	8.4%	8.6%	8.7%	8.4%	8.7%
ROAA (3)	1.1%	0.9%	1.1%	1.0%	1.0%
ROAE (4)	12.7%	7.4%	11.3%	10.0%	9.8%
Shares outstanding (EoP)	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754
Shares outstanding (Average)	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754
Common share price (EoP)	872.0	776.0	580.0	872	580
Preferred share price (EoP)	873.0	800.0	570.0	873	570
BV/ EoP shares in Ps.	782.3	749.7	748.0	782.3	748.0
EPS	24.3	14.2	20.8	38.5	36.1

P/E (8)	9.0	14.1	6.8	11.3	7.9
P/BV (8)	1.1	1.1	0.8	1.1	0.8

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) PDLs 90+ defined as loans more than 90 days past due include interest accounts receivables. Gross loans excluding interbank and overnight funds; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices. (9) Pro-forma information for 2Q25 is calculated based on the previously reported consolidated figures excluding MFG’s contribution to these numbers. Pro-forma ratios for 2Q25 are calculated based on the proforma

Consolidated Financial Results

Grupo Aval is organized into four operating segments, which comprise the types of business detailed below:

•	The “Banking Services” segment comprises the following businesses: banking services, fund management and trust businesses and brokerage, storage companies, and entities that manage low-value payment systems.

•	The “Merchant Banking” segment comprises the following businesses: gas and energy (includes natural gas and energy transportation and distribution businesses), infrastructure (includes road infrastructure projects, mainly construction services, and operation and maintenance), hotels (mainly includes hospitality services), agribusiness (mainly includes palm oil, rubber and rice businesses).

•	Pension and Severance Fund Management segment.

•	Holding segment, which is made up of Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.

Statement of Financial Position Analysis

1.0 Assets

Total assets as of June 30, 2026 totaled Ps 350,741.1 billion, increasing 3.9% versus March 31, 2026 and 4.5% versus June 30, 2025. The annual change was driven by three main dynamics: a 99.8% decrease in non-current assets held for sale to Ps 44.3 billion, reflecting the derecognition of MFG's non-current assets held for sale following the closing of the transaction; a 7.6% increase in total loans, net to Ps 189,782.3 billion; and a 43.3% growth in trading assets to Ps 35,176.9 billion.

1.1 Loan portfolio

Gross loans, excluding interbank and overnight funds, reached Ps 197,718.7 billion as of June 30, 2026, increasing 2.1% versus March 31, 2026 and 7.6% versus June 30, 2025 on a continuing operations basis. The annual growth was driven by a 7.7% increase in commercial loans to Ps 112,709.5 billion, a 15.7% increase in mortgages to Ps 23,535.2 billion, and a 4.7% increase in consumer loans to Ps 61,473.3 billion.

Interbank & overnight funds decreased by 65.0% to Ps 516.7 billion between June 30, 2026, and June 30, 2025.

Loss allowance was Ps 8,453.1 billion as of June 30, 2026, taking net loans to Ps 189,782.3 billion.

In terms of currency, for our gross loans, 92.1% are Peso denominated loans and 7.9% are USD denominated.

A 15.5% yearly and 6.0% quarterly appreciation of the Peso relative to the U.S. Dollar, negatively impacted growth metrics for US Dollar denominated loans in Pesos.

Commercial loans increased 2.4% versus 1Q26 and 7.7% versus 2Q25. Over the year, peso-denominated loans grew 10.9%, while dollar-denominated loans increased 5.2% in dollar terms.

Consumer loans increased by 1.1% versus 1Q26 and 4.7% versus 2Q25, driven mainly by an increase in personal loans.

Mortgages increased by 2.9% versus 1Q26 and 15.7% versus 2Q25, while we maintain a strong position in this segment, we deliberately continue to moderate our origination pace relative to 2025.

The following table shows the gross loan composition per product of each of our loan categories.

	2Q26	1Q26	2Q25	Change (%)
Gross loans	2Q26	1Q26	2Q25 Pro Forma (1)	2Q26 /1Q26	2Q26 /2Q25 Pro Forma (1)
General purpose	71,856.4	70,325.7	64,088.6	2.2%	12.1%
Working capital	9,029.5	8,204.1	8,523.3	10.1%	5.9%
Financial leases	11,797.2	11,639.1	10,676.0	1.4%	10.5%
Funded by development banks	3,733.4	3,405.4	3,626.8	9.6%	2.9%
Operating leases	0.0	0.0	0.1	N.A	-100.0%
Credit card and overdrafts	843.4	826.0	774.6	2.1%	8.9%
Local Currency	97,259.9	94,400.2	87,689.2	3.0%	10.9%
Foreign Currency	15,449.6	15,622.7	16,963.4	-1.1%	-8.9%
Commercial loans	112,709.5	110,022.9	104,652.6	2.4%	7.7%
Payroll loans	32,469.4	32,852.6	32,873.3	-1.2%	-1.2%
Personal loans	17,239.5	16,492.6	14,585.1	4.5%	18.2%
Credit card and overdrafts	7,072.3	6,770.0	6,642.6	4.5%	6.5%
Automobile and vehicle	4,419.4	4,383.3	4,291.0	0.8%	3.0%
Other	164.8	176.5	223.0	-6.6%	-26.1%
Local Currency	61,365.4	60,675.0	58,614.9	1.1%	4.7%
Foreign Currency	107.8	107.9	110.3	-0.1%	-2.2%
Consumer loans	61,473.3	60,782.9	58,725.2	1.1%	4.7%
Mortgages	20,482.8	19,923.8	17,768.8	2.8%	15.3%
Housing leases	3,052.3	2,958.6	2,580.9	3.2%	18.3%
Local Currency	23,535.1	22,882.4	20,349.8	2.9%	15.7%
Foreign Currency	0.0	0.0	0.1	-11.8%	-61.9%
Mortgages loans	23,535.2	22,882.5	20,349.9	2.9%	15.7%
Microcredit loans	0.8	0.7	1.5	5.0%	-49.6%
Gross loans	197,718.7	193,689.0	183,729.2	2.1%	7.6%
Interbank & overnight funds	516.7	1,437.9	1,475.8	-64.1%	-65.0%
Total gross loans	198,235.4	195,127.0	185,205.1	1.6%	7.0%
Loss allowance	(8,453.1)	(8,308.0)	(8,904.1)	1.7%	-5.1%
Total loans, net	189,782.3	186,819.0	176,301.0	1.6%	7.6%

(1)	The information for June 30, 2025 was modified based on MFG’s discontinued operation.

For comparability, reported gross loans as of June 30, 2025 reached Ps 199,357.1 billion, including commercial loans of Ps 113,011.8 billion, consumer loans of Ps 62,725.1 billion, and mortgage loans of Ps 23,618.6 billion, which included Ps 8,359.2 billion in commercial loans, Ps 3,999.9 billion in consumer loans, and Ps 3,268.8 billion in mortgages from MFG that have since been reclassified as discontinued operations.

The following table shows the loans and receivables composition per segment.

Gross loans / Segment ($)	2Q26	1Q26	2Q25	Change (%)
	2Q26	1Q26	2Q25 Pro Forma (1)	2Q26 /1Q26	2Q26 /2Q25 Pro Forma (1)
Banking services	196,748.7	192,878.8	182,449.6	2.0%	7.8%
Merchant Banking	2,470.4	2,523.7	2,895.2	-2.1%	-14.7%
Pension and Severance Fund Management	-	-	-	-	-
Holding	899.8	957.1	1,105.7	-6.0%	-18.6%
Eliminations	(2,400.2)	(2,670.6)	(2,721.3)	-10.1%	-11.8%
Gross loans	197,718.7	193,689.0	183,729.2	2.1%	7.6%
Interbank & overnight funds	516.7	1,437.9	1,475.8	-64.1%	-65.0%
Total gross loans	198,235.4	195,127.0	185,205.1	1.6%	7.0%

Gross loans / Segment (%)	2Q26	1Q26	2Q25 Pro Forma (1)

Banking services	99.5%	99.6%	99.3%
Merchant Banking	1.2%	1.3%	1.6%
Pension and Severance Fund Management	0.0%	0.0%	0.0%
Holding	0.5%	0.5%	0.6%
Eliminations	-1.2%	-1.4%	-1.5%
Gross loans	100.0%	100.0%	100.0%

(1)	The information for June 30, 2025 was modified based on MFG’s discontinued operation.

1.2 Investment securities and trading assets

Total investment securities and trading assets increased 10.1% to Ps 74,008.2 billion between June 30, 2026, and March 31, 2026, and 20.5% versus June 30, 2025, on a continuing operations basis.

A total of Ps 60,204.7 billion of our total portfolio is invested in debt securities, which increased by 11.6% between June 30, 2026, and March 31, 2026, and by 20.5% versus June 30, 2025.

Ps 11,280.4 billion of our total investment securities is invested in equity securities, which remained stable between June 30, 2026, and March 31, 2026, and increased by 11.5% versus June 30, 2025.

Overall, the year-on-year growth reflects our strategy to deploy liquidity into fixed income instruments in a higher rate environment.

For comparability, reported investment securities and trading assets as of June 30, 2025, were Ps 64,866.2 billion, which included Ps 3,460.6 billion from MFG that has since been reclassified as discontinued operations.

	2Q26	1Q26	2Q25	Change (%)
Investment and trading assets	2Q26	1Q26	2Q25 Pro Forma (1)	2Q26 /1Q26	2Q26 /2Q25 Pro Forma (1)
Debt securities	22,916.7	16,956.8	14,871.3	35.1%	54.1%
Equity securities	9,737.1	9,702.7	8,339.3	0.4%	16.8%
Derivative assets	2,523.1	2,029.9	1,337.7	24.3%	88.6%
Trading assets	35,176.9	28,689.5	24,548.3	22.6%	43.3%
Investments in debt securities at FVTPL (non compliant with SPPI test)	0.0	0.0	1.4	N.A	-100.0%
Debt securities at FVOCI	27,792.6	27,509.3	25,815.8	1.0%	7.7%
Equity securities at FVOCI	1,543.2	1,582.6	1,777.2	-2.5%	-13.2%
Investments in securities at FVOCI	29,335.8	29,091.9	27,593.0	0.8%	6.3%
Investments in debt securities at AC	9,495.5	9,458.3	9,262.9	0.4%	2.5%
Investment and trading assets	74,008.2	67,239.7	61,405.6	10.1%	20.5%

(1)	The information for June 30, 2025 was modified based on MFG’s discontinued operation.

1.3 Cash and Cash Equivalents

As of June 30, 2026, cash and cash equivalents had a balance of Ps 22,525.6 billion showing a decrease of 5.1% versus March 31, 2026, and an increase of 18.2% versus June 30, 2025. Reported cash and cash equivalents as of June 30, 2025, were Ps 18,633.9 billion.

The ratio of cash and cash equivalents to customer deposits was 10.2% at June 30, 2026, 10.9% at March 31, 2026, and 9.6% at June 30, 2025.

1.4 Tangible Assets

As of June 30, 2026, tangible assets had a balance of Ps 12,542.7 billion, showing an increase of 30.3% versus March 31, 2026, and of 83.6% versus June 30, 2025. Growth is mainly explained by the acquisition of Zelestra Latam by Corficolombiana. Reported Tangible assets as of June 30, 2025, were Ps 7,217.4 billion.

1.5 Goodwill

Goodwill as of June 30, 2026, was Ps 2,716.1 billion, increasing by 32.0% versus March 31, 2026, and 31.7% versus June 30, 2025, Quarterly and annual variation is explained by the Corficolombiana’s acquisition of Zelestra Latam. Reported goodwill as of June 30, 2025, was Ps 2,211.2 billion.

1.6 Concessions (financial assets and intangibles)

These mainly reflect the gross assets concession arrangement rights, reflecting the value of road concessions recorded for the most part at Corficolombiana’s subsidiaries. As of June 30, 2026, concessions reached Ps 30,987.0 billion and increased by 0.7% versus March 31, 2026, and decreased by 4.5% versus June 30, 2025.

2. Liabilities

Total liabilities reached Ps 315,971.3 billion at the end of 2Q26, increasing 3.9% versus 1Q26 and by 4.6% versus 2Q25. The quarter-on-quarter increase is mainly explained by (I) the increase in customer deposits and (ii) the increase in interbank borrowings and overnight funds.

As of June 30, 2026, Total funding represented 92.4% of total liabilities and other liabilities represented 7.6%.

2.1 Funding

Our banking subsidiaries fund most of their loans with customer deposits. Other sources of funding include interbank borrowings and overnight funds, borrowings from banks and others (includes borrowings from development entities) and bonds issued. Funding of our continuing operations increased 3.8% versus March 31, 2026, and 11.0% versus June 30, 2025.

As of June 30, 2026, funding reached Ps 291,894.1 billion, mainly due to an increase in customer deposits and interbank borrowings and overnight funds. Total customer deposits represented 75.9% of total funding as of 2Q26, 77.1% for 1Q26, and 75.5% for 2Q25.

Average cost of funds was 7.7% for 2Q26, 7.0% for 1Q26, and 6.9% for 2Q25.

For comparability, reported funding as of June 30, 2025, was Ps 280,558.9 billion, including Ps 17,479.1 billion of funding from MFG that have since been reclassified as discontinued operations.

The following table summarizes Grupo Aval’s consolidated funding structure.

	2Q26	1Q26	2Q25	Change (%)
Total funding	2Q26	1Q26	2Q25 Pro Forma (1)	2Q26 /1Q26	2Q26 /2Q25 Pro Forma

Customer deposits	221,470.3	216,837.3	198,694.6	2.1%	11.5%
Interbank borrowings and overnight funds	26,518.2	21,095.0	17,758.6	25.7%	49.3%
Borrowings from banks and others	24,450.5	24,399.0	23,924.0	0.2%	2.2%
Bonds issued	19,455.2	18,937.0	22,702.7	2.7%	-14.3%
Total funding	291,894.1	281,268.4	263,079.9	3.8%	11.0%

The following table shows the funding composition by segment.

				Change (%)
Funding / Segment($)	2Q26	1Q26	2Q25 Pro Forma (1)	2Q26 /1Q26	2Q26 /2Q25 Pro Forma

Banking services	255,240.7	250,217.9	232,207.9	2.0%	N.A
Merchant Banking	37,678.2	32,841.9	31,635.3	14.7%	19.1%
Pension and Severance Fund Management	374.1	254.1	119.4	47.2%	N.A.
Holding	5,101.5	5,280.3	5,688.7	-3.4%	-10.3%
Eliminations	(6,500.3)	(7,325.8)	(6,571.3)	-11.3%	N.A
Total Grupo Aval	291,894.1	281,268.4	263,079.9	3.8%	11.0%

Funding / Segment (%)	2Q26	1Q26	2Q25 Pro Forma (1)
Banking services	87.4%	89.0%	88.3%
Merchant Banking	12.9%	11.7%	12.0%
Pension and Severance Fund Management	0.1%	0.1%	0.0%
Holding	1.7%	1.9%	2.2%
Eliminations	-2.2%	-2.6%	-2.5%
Total Grupo Aval	100.0%	100.0%	100.0%

(1)	The information for June 30, 2025 was modified based on MFG’s discontinued operation.

2.1.1 Customer deposits

Our customer deposits reached Ps 221,470.3 billion at June 30, 2026, increasing 2.1% versus March 31, 2026 and 11.5% versus June 30, 2025, on a continuing operations basis. Non-interest bearing deposits totaled Ps 18,529.1 billion, representing 8.4% of total deposits, while interest-bearing deposits stood at Ps 202,941.2 billion, representing 91.6% of total deposits.

By product, checking accounts represented 11.0%, time deposits 45.9%, savings accounts 42.8%, and other deposits 0.3%.

For comparability, reported customer deposits as of June 30, 2025 were Ps 211,825.0 billion, which included Ps 13,130.4 billion in deposits from MFG that have since been reclassified as discontinued operations.

	2Q26	1Q26	2Q25	Change (%)
Customer deposits	2Q26	1Q26	2Q25 Pro Forma (1)	2Q26 /1Q26	2Q26 /2Q25 Pro Forma (1)

Checking accounts	17,892.4	17,599.4	17,039.8	1.7%	5.0%
Other deposits	636.7	582.6	762.3	9.3%	-16.5%
Non-interest bearing	18,529.1	18,182.1	17,802.1	1.9%	4.1%
Checking accounts	6,427.5	6,571.2	6,365.2	-2.2%	1.0%
Time deposits	101,754.7	98,411.6	92,074.6	3.4%	10.5%
Savings deposits	94,759.0	93,672.4	82,452.8	1.2%	14.9%
Interest bearing	202,941.2	198,655.3	180,892.5	2.2%	12.2%
Customer deposits	221,470.3	216,837.3	198,694.6	2.1%	11.5%

(1)	The information of June 30, 2025 was modified based on MFG’s discontinued operation.

The following table shows the deposit composition by segment.

	2Q26	1Q26	2Q25	Change (%)
Deposits / Segment($)	2Q26	1Q26	2Q25 Pro Forma (1)	2Q26 /1Q26	2Q26 /2Q25 Pro Forma (1)

Banking services	213,985.1	210,748.5	193,224.7	1.5%	10.7%
Merchant Banking	11,029.3	10,153.3	8,688.9	8.6%	26.9%
Pension and Severance Fund Management	1.6	1.6	1.4	-0.7%	12.2%
Holding	-	-	-	N.A	N.A
Eliminations	(3,545.7)	(4,066.0)	(3,220.3)	-12.8%	10.1%
Total Grupo Aval	221,470.3	216,837.3	198,694.6	2.1%	11.5%

Deposits / Segment (%)	2Q26	1Q26	2Q25 Pro Forma (1)
Banking services	96.6%	97.2%	97.2%
Merchant Banking	5.0%	4.7%	4.4%
Pension and Severance Fund Management	0.0%	0.0%	0.0%
Holding	0.0%	0.0%	0.0%
Eliminations	-1.6%	-1.9%	-1.6%
Total Grupo Aval	100.0%	100.0%	100.0%

(1)	The information of June 30, 2025 was modified based on MFG’s discontinued operation.

2.1.2 Interbank borrowings and overnight funds

As of June 30, 2026, interbank borrowings and overnight funds totaled Ps 26,518.2 billion, increasing 25.7% versus March 31, 2026, and by 49.3% versus June 30, 2025. The year-on-year growth is linked to our investment strategy, as these instruments have been used to support the expansion of our trading portfolio in debt securities.

Reported interbank borrowings and overnight funds as of June 30, 2025, were Ps 18,247.8 billion.

2.1.3 Borrowings from Banks and Other (includes borrowings from development entities)

As of June 30, 2026, borrowings from banks and other totaled Ps 24,450.5 billion, increasing 0.2% versus March 31, 2026, and 2.2% versus June 30, 2025.

Reported borrowings from banks and others as of June 30, 2025, were Ps 26,326.4 billion.

2.1.4 Bonds issued

Total bonds issued as of June 30, 2026, totaled Ps 19,455.2 billion and increased 2.7% versus March 31, 2026, and decreased 14.3% versus June 30, 2025. During the quarter, Av Villas issued a Ps 100 billion subordinated bond, strengthening its Tier 2 capital.

Reported bonds issued as of June 30, 2025, were Ps 24,159.7 billion.

3. Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects the minority stakes that third party shareholders hold in each of its most relevant consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, Ficentro, Porvenir, Aval Fiduciaria, Aval Casa de Bolsa and Aval Banca de Inversión).

As of June 30, 2026, non-controlling interest was Ps 16,194.9 billion which increased by 2.4% versus March 31, 2026 and by 1.9% versus June 30, 2025. Total non-controlling interest represents 46.6% of total equity as of 2Q26, compared to 47.0% in 1Q26 and 47.2% in 2Q25.

Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Grupo Aval S.A., Banco de Bogotá S.A., Banco de Occidente S.A., and Banco Popular S.A. (collectively, the “Contributing Shareholders”) transferred, by means of in-kind contributions at book value, all of their common shares in Corporación Financiera Colombiana S.A. (“Corficolombiana”), representing 52.80% of its outstanding share capital, to Corporación Financiera Centroamericana S.A. (“Ficentro”), a company incorporated under the laws of the Republic of Panama and part of the Aval Financial Conglomerate. Banco Popular S.A. will continue to serve as the consolidating entity of Corficolombiana pursuant to a shareholders’ voting agreement among the Contributing Shareholders, who collectively hold, directly, 100% of Ficentro’s share capital and, indirectly, through Ficentro, 52.80% of Corficolombiana’s share capital.

Percentage consolidated by Aval	2Q26	1Q26	2Q25	Change (pbs)
	2Q26	1Q26	2Q25	2Q26/1Q26	2Q26/2Q25
Banco de Bogotá	68.9%	68.9%	68.9%	-	-
Banco de Occidente	72.7%	72.7%	72.3%	-	47
Banco Popular	93.9%	93.9%	93.7%	-	13
Banco AV Villas	79.9%	79.9%	79.9%	-	0
Porvenir	75.9%	75.9%	75.8%	-	15
Corficolombiana	40.6%	40.6%	40.5%	-	3
Aval Fiduciaria	77.5%	77.5%	98.5%	-	(2,100)
Aval Casa de Bolsa	87.9%	87.9%	86.4%	-	148
Aval Banca de Inversión	82.2%	82.2%	82.2%	-	1
Ficentro	76.8%

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of June 30, 2026, was Ps 18,575.0 billion, showing a increase of 4.4% versus March 31, 2026 and of 4.6% versus June 2025.

Income Statement Analysis

Grupo Aval’s net income attributable to owners of the parent for the quarter ended June 30, 2026, was Ps 577.5 billion (Ps 24.3 per share, including common and preferred shares), increasing 71.6% or Ps 240.9 billion compared to the quarter ended March 31, 2026, and 16.7% or Ps 82.5 billion compared to the quarter ended June 30, 2025.

Return on average equity for the quarter was 12.7%, as compared to 7.4% in 1Q26 and 11.3% in 2Q25.

	Grupo Aval Consolidated
	2Q26	1Q26	2Q25	Change (%)
	2Q26	1Q26	2Q25 Pro Forma (1)	2Q26 /1Q26	2Q26 /2Q25 Pro Forma (1)
	(in Ps billions)
Total interest income	7,397.2	6,779.2	6,434.3	9.1	15.0
Total interest expense	(5,540.5)	(4,867.4)	(4,477.7)	13.8	23.7
Net interest income	1,856.7	1,911.9	1,956.6	(2.9)	(5.1)
Impairment loss on loans and other accounts receivable	(1,076.4)	(1,002.3)	(1,089.1)	7.4	(1.2)
Impairment (loss) recovery on other financial assets	(2.4)	3.7	(10.5)	(164.2)	(77.6)
Recovery of charged-off financial assets	170.5	150.2	262.7	13.5	(35.1)
Net impairment loss on financial assets	(908.3)	(848.4)	(836.9)	7.1	8.5
Net interest income, after impairment losses	948.5	1,063.4	1,119.8	(10.8)	(15.3)
Net income from commissions and fees	906.9	956.7	878.2	(5.2)	3.3
Gross profit from sales of goods and services	560.9	861.6	493.5	(34.9)	13.7
Net trading (loss) income	1,126.7	540.0	563.5	108.6	100.0
Net income from other financial instruments mandatorily at fair value through profit or loss	56.9	91.9	89.3	(38.1)	(36.4)
Other income	269.9	396.5	139.2	(31.9)	93.9
Other expenses	(2,356.9)	(2,564.5)	(2,194.2)	(8.1)	7.4
Net income before tax expense	1,512.8	1,345.7	1,089.2	12.4	38.9
Income tax expense	(531.0)	(577.5)	(364.8)	(8.1)	45.6
Net income from continuing operations	981.8	768.2	724.4	27.8	35.5
Net income from discontinued operations, net of tax	—	(21.4)	159.3	(100.0)	(100.0)
Net income	981.8	746.7	883.7	31.5	11.1

Net interest income decreased 2.9% to Ps 1,856.7 billion in 2Q26 versus 1Q26 and by 5.1% versus 2Q25. Total interest income increased 9.1% or Ps 618.0 billion versus 1Q26 and 15.0% or Ps 962.9 billion versus 2Q25, driven by a 354 basis points and 290 basis points increase in the average yield of interest-earning assets compared to the previous quarter and to the same quarter of the previous year, complemented by a 1.1% and 6.6% increase in the average balance of interest-earning assets.

Total interest expense increased 13.8% versus 1Q26 and 23.7% versus 2Q25, from an 80 and a 90 basis points increase in interest rates paid on interest-bearing liabilities compared to 1Q26 and 2Q25 respectively, complemented by a 2.9% and a 10.2% increase in the average balance of interest-bearing liabilities on a quarterly and an annual basis.

Net Interest Income

Total interest-earning assets reached Ps 263,465.7 billion in 2Q26, growing 2.1% quarter-on-quarter and 9.4% year-on-year. This growth was driven by a 1.8% quarterly and 6.8% annual increase in gross loans to Ps 195,703.9 billion, while investments reached Ps 67,761.8 billion, growing 3.2% quarter-on-quarter and 17.6% year-on-year, which reflects our strategy to deploy liquidity into fixed income instruments.

	Average balance of interest-earning assets for
				Change (%)
	2Q26	1Q26	2Q25 Pro Forma (1)	2Q26 /1Q26	2Q26 /2Q25 Pro Forma (1)
Commercial loans	111,366.2	109,165.9	104,713.4	2.0	6.4
Retail loans	84,337.6	83,117.8	78,494.4	1.5	7.4
Gross loans	195,703.9	192,283.7	183,207.8	1.8	6.8
Interbank and overnight funds	977.3	1,607.7	1,042.1	(39.2)	(6.2)
Investments in debt securities	37,127.9	37,310.4	35,092.9	(0.5)	5.8
Trading investments	29,656.7	26,770.0	21,492.6	10.8	38.0
Investments (2)	67,761.8	65,688.2	57,627.7	3.2	17.6
Total interest-earning assets	263,465.7	257,971.9	240,835.5	2.1	9.4
Total interest-earning assets excluding trading investments	233,809.0	231,201.8	219,342.8	1.1	6.6

	Net interest margin for				Change (bps)		Net interest income for (3)			Change (%)
	2Q26		1Q26	2Q25 Pro Forma (1)	2Q26 /1Q26	2Q26 /2Q25 Pro Forma (1)	2Q26	1Q26	2Q25 Pro Forma (1)	1Q26 /4Q25	1Q26 /1Q25
Commercial loans	3.5%	}	3.3%	3.4%	22	8	973.8	894.9	895.1	8.8	8.8
Retail loans	5.6%		5.9%	6.3%	(25)	(65)	1,184.1	1,219.3	1,229.4	(2.9)	(3.7)
Gross loans	4.4%		4.4%	4.6%	1	(23)	2,157.9	2,114.2	2,124.5	2.1	1.6
Investments (2)	8.7%		0.3%	2.9%	843	583	1,471.1	41.3	411.4	3,460.9	257.6
Total interest-earning assets	5.5%		3.3%	4.2%	217	130	3,629.1	2,155.5	2,535.9	68.4	43.1
Total interest-earning assets excluding trading investments	3.2%		3.3%	3.6%	(13)	(39)	1,856.7	1,911.9	1,956.6	(2.9)	(5.1)

(1)	Net interest margin is calculated as net interest income divided by the total average interest-earning assets, excluding the average interest-earning assets contributed by MFG.

(2)	NIM on investments is calculated as Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to average fixed income securities, debt and equity securities FVTPL, interbank and overnight funds.

(3)	Interest expense is allocated to each asset class in proportion to its contribution to total interest-earning assets.

Total consolidated NIM was 5.5% in 2Q26, compared to 3.3% in 1Q26 and 4.2% in 2Q25. Variation was driven by a recovery in NIM on investments to 8.7% from 0.3% in 1Q26, product of (i) a significant improvement in the Colombian sovereign debt market after June’s presidential election and (ii) a sustained increase of our average investment portfolio of 3.2% compared to 1Q26 and of 17.6% compared to 2Q25. NIM on loans slightly increased by 1 basis point quarter-on-quarter to 4.4%. On a year-on-year basis, the 130-basis point increase in total NIM from 4.2% to 5.5% was affected by the same factors that drove our quarterly variation.

Broken down by operating segment, banking services reached Ps 246,549.0 billion in interest-earning assets, growing 1.9% quarter-on-quarter and 8.9% year-on-year. Banking services NIM continues its recovery, reaching 6.1% from 4.2% in 1Q26, mainly driven by the repricing of loan yields for commercial loans. The pension and severance fund segment reached Ps 3,701.2 billion in interest-earning assets, growing 18.7% year-on-year and 2.1% quarter-on-quarter, with NIM reaching to 24.7% from 3.4% in 1Q26, driven by the same fixed-income market dynamics that affected our overall NIM. Our merchant banking segment, given its investment-driven nature, structurally results in a negative NIM, as its returns are mainly captured through gross profits from sales of goods and services rather than interest income.

By segment	Average balance of interest-earning assets for
				Change (%)
	2Q26	1Q26	2Q25 Pro Forma (1)	2Q26 /1Q26	2Q26 /2Q25 Pro Forma (1)
Banking services	246,549.0	241,997.3	226,450.0	1.9	8.9
Merchant banking	13,384.4	12,700.9	11,259.7	5.4	18.9
Pension and Severance Fund management	3,701.2	3,626.1	3,118.4	2.1	18.7
HoldCo	3,531.9	3,658.0	3,857.4	(3.4)	(8.4)
Eliminations	(3,700.7)	(4,010.4)	(3,850.1)
Total interest-earning assets	263,465.7	257,971.9	240,835.5	2.1	9.4

By segment
	Net interest margin for			Change (bps)
	2Q26	1Q26	2Q25 Pro Forma (1)	2Q26 /1Q26	2Q26 /2Q25 Pro Forma (1)
Banking services	6.1%	4.2%	4.9%	194	124
Merchant banking	-10.5%	-12.3%	-11.6%	176	110
Pension and Severance Fund management	24.7%	3.4%	15.5%	2,128	919
HoldCo	-0.5%	-0.3%	0.4%	(18)	(89)
Total interest-earning assets	5.5%	3.3%	4.2%	217	130

(1)	Net interest margin is calculated as net interest income divided by the total average interest-earning assets, excluding the average interest-earning assets contributed by MFG.

Net impairment loss on financial assets

	2Q26	1Q26	2Q25	Change (%)
	2Q26	1Q26	2Q25 Pro Forma (1)	2Q26 /1Q26	2Q26 /2Q25 Pro Forma (1)
	(in Ps billions)
Impairment loss on loans and other accounts receivable	(1,076.4)	(1,002.3)	(1,089.1)	7.4	(1.2)
Impairment (loss) recovery on other financial assets	(2.4)	3.7	(10.5)	(164.2)	(77.6)
Recovery of charged-off financial assets	170.5	150.2	262.7	13.5	(35.1)
Net impairment loss on financial assets	(908.3)	(848.4)	(836.9)	7.1	8.5

Grupo Aval’s impairment loss on loans and other accounts receivable reached Ps 908.3 billion and increased 7.1% compared to last quarter and 8.5% compared to the same quarter of the previous year. The following tables provide detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net.

	Impairment loss on loans and other accounts receivable			Change (%)		Cost of risk
						for
	2Q26	1Q26	2Q25 Pro Forma (1)	2Q26 /1Q26	2Q26 /2Q25 Pro Forma (1)	2Q26	1Q26	2Q25 Pro Forma (1)
	(in Ps billions)
Commercial	(250.8)	(202.7)	(219.7)	23.7	14.1	0.9%	0.7%	0.8%
Consumer	(772.3)	(744.8)	(800.1)	3.7	(3.5)	5.1%	4.9%	5.5%
Mortgage	(32.8)	(43.4)	(53.6)	(24.3)	(38.8)	0.6%	0.8%	1.1%
Microcredit	0.1	(0.0)	(0.1)	(1,496.0)	(265.3)	-70.4%	3.4%	11.3%
Gross loans	(1,055.8)	(990.9)	(1,073.5)	6.5	(1.6)	2.2%	2.1%	2.3%
Interbank and overnight funds	0.1	(0.1)	(2.7)	(350.0)	(104.8)
Total gross loans	(1,055.6)	(990.9)	(1,076.2)	6.5	(1.9)	N.A.	N.A.	N.A.
Other accounts receivable	(20.8)	(11.3)	(12.8)	83.3	61.9	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(1,076.4)	(1,002.3)	(1,089.1)	7.4	(1.2)	2.2%	2.1%	2.4%

(1)	Gross loans, excluding those contributed by MFG, do not consider interbank and overnight as these are short-term liquidity operations generally not subject to deterioration. Average gross are calculated as the sum of gross loans, excluding those contributed by MFG, at each quarter-end. Total gross loan portfolio includes Interbank and overnight funds. Throughout this document charge-offs and write-offs refer to the same concept.

	Recovery of charge-offs			Change (%)		Cost of risk, net
						for
	2Q26	1Q26	2Q25 Pro Forma (1)	2Q26 /1Q26	2Q26 /2Q25 Pro Forma (1)	2Q26	1Q26	2Q25 Pro Forma (1)
	(in Ps billions)
Commercial	12.1	19.9	109.0	(39.5)	(88.9)	0.9%	0.7%	0.4%
Consumer	152.8	127.5	151.8	19.9	0.6	4.1%	4.1%	4.4%
Mortgage	1.2	1.2	0.2	(5.8)	411.7	0.5%	0.7%	1.1%
Microcredit	0.2	0.2	(0.1)	(12.3)	(362.6)	-186.0%	-84.8%	22.9%
Gross loans	166.2	148.9	261.0	11.6	(36.3)	1.8%	1.8%	1.8%
Interbank and overnight funds	—	—	—	—	—
Total gross loans	166.2	148.9	261.0	11.6	(36.3)	1.8%	1.8%	1.8%
Other accounts receivable	4.3	1.3	1.7	224.2	150.6	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	170.5	150.2	262.7	13.5	(35.1)	1.9%	1.8%	1.8%

(1)	Gross loans, excluding those contributed by MFG, do not consider interbank and overnight as these are short-term liquidity operations generally not subject to deterioration. Average gross are calculated as the sum of gross loans, excluding those contributed by MFG, at each quarter-end. Total gross loan portfolio includes Interbank and overnight funds. Throughout this document charge-offs and write-offs refer to the same concept.

Cost of risk, net for the quarter reached 1.9%, 8 basis points higher compared to 1Q26 and 5 basis points compared to 2Q25. Commercial loans quarterly variation was driven mainly by higher loss allowances in stage 3 loans. In the case of consumer loans, the variation is mostly explained by a net cost of risk increase for personal loans. Finally, mortgage loans continue to present healthy cost of risk metrics, with net cost of risk for the quarter reaching 0.5%, 20 and 52 basis points lower compared to 1Q26 and 2Q25, respectively.

The following table shows our gross loan classification by Stages in accordance with IFRS 9 (interbank and overnight funds are not included as they tend to be mostly Stage 1 and with low loss allowance due to their characteristics and short-term nature).

	2Q26	2Q26	2Q26		1Q26	1Q26	1Q26		2Q25	2Q25	2Q25
	2Q26				1Q26				2Q25 Pro Forma (1)
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans
	(in Ps billions)
Commercial	101,088.7	4,218.0	7,402.8	112,709.5	98,813.9	4,001.6	7,207.4	110,022.9	92,941.2	3,718.3	7,993.1	104,652.6
Consumer	55,182.8	3,990.8	2,299.7	61,473.3	54,820.0	3,712.3	2,250.6	60,782.9	52,018.9	4,332.7	2,373.6	58,725.2
Mortgages	21,708.0	1,023.2	804.0	23,535.2	21,264.3	847.6	770.5	22,882.5	18,822.2	859.6	668.0	20,349.9
Microcredit	0.6	—	0.2	0.8	0.5	—	0.2	0.7	0.5	0.1	1.0	1.5
Gross loans	177,980.0	9,232.1	10,506.6	197,718.7	174,898.8	8,561.5	10,228.7	193,689.0	163,782.8	8,910.7	11,035.7	183,729.2

Commercial	89.7%	3.7%	6.6%	100.0%	89.8%	3.6%	6.6%	100.0%	88.8%	3.6%	7.6%	100.0%
Consumer	89.8%	6.5%	3.7%	100.0%	90.2%	6.1%	3.7%	100.0%	88.6%	7.4%	4.0%	100.0%
Mortgages	92.2%	4.3%	3.4%	100.0%	92.9%	3.7%	3.4%	100.0%	92.5%	4.2%	3.3%	100.0%
Microcredit	71.9%	0.0%	28.1%	100.0%	71.3%	0.0%	28.7%	100.0%	32.0%	5.1%	62.9%	100.0%
Gross loans	90.0%	4.7%	5.3%	100.0%	90.3%	4.4%	5.3%	100.0%	89.1%	4.8%	6.0%	100.0%

Loss allowance as a percentage of gross loans per Stage
Commercial	0.7%	6.7%	45.2%	3.8%	0.8%	6.0%	44.8%	3.8%	0.8%	5.9%	45.3%	4.4%
Consumer	2.0%	18.2%	76.4%	5.8%	2.1%	18.6%	77.1%	5.9%	2.1%	19.6%	81.8%	6.6%
Mortgages	0.4%	6.8%	49.0%	2.4%	0.4%	7.7%	48.9%	2.3%	0.4%	8.1%	48.2%	2.3%
Microcredit	2.6%	0.0%	89.4%	27.0%	3.0%	0.0%	88.1%	27.4%	4.3%	49.7%	97.2%	65.0%
Loss allowance as a percentage of gross loans per Stage	1.1%	11.7%	52.3%	4.3%	1.1%	11.7%	52.2%	4.3%	1.1%	12.8%	53.3%	4.8%

Commercial	704.4	281.1	3,344.8	4,330.3	746.8	241.8	3,231.4	4,220.0	714.8	220.9	3,619.0	4,554.6
Consumer	1,086.9	724.9	1,756.3	3,568.2	1,130.8	692.1	1,736.0	3,559.0	1,089.6	847.4	1,941.1	3,878.1
Mortgages	91.0	69.6	393.7	554.4	86.5	65.5	376.6	528.6	76.1	69.5	322.0	467.6
Microcredit	0.0	0.0	0.2	0.2	0.0	0.0	0.2	0.2	0.0	0.0	0.9	1.0
Loan loss provision	1,882.4	1,075.6	5,495.0	8,453.0	1,964.1	999.4	5,344.3	8,307.8	1,880.4	1,137.8	5,883.0	8,901.3

The following table shows the balance of loans at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for Grupo Aval (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due			Change (%)		Delinquency ratio for (1)
	2Q26	1Q26	2Q25 Pro Forma (1)	2Q26 /1Q26	2Q26 /2Q25 Pro Forma (1)	2Q26	1Q26	2Q25 Pro Forma (1)
	(in Ps billions)
Commercial	3,677.0	3,671.8	4,037.1	0.1	(8.9)	3.3%	3.3%	3.9%
Consumer	1,645.1	1,567.3	1,748.4	5.0	(5.9)	2.7%	2.6%	3.0%
Mortgages	857.5	815.3	755.6	5.2	13.5	3.6%	3.6%	3.7%
Microcredit	0.2	0.2	1.0	2.9	(77.5)	28.1%	28.7%	62.9%
Gross loans	6,179.9	6,054.7	6,542.1	2.1	(5.5)	3.1%	3.1%	3.6%

						Charge-offs as a percentage
	Charge-offs			Change (%)		of average gross loans for
	2Q26	1Q26	2Q25 Pro Forma (1)	2Q26 /1Q26	2Q26 /2Q25 Pro Forma (1)	2Q26	1Q26	2Q25 Pro Forma (1)
	(in Ps billions)
Commercial	204.7	116.5	452.5	75.8	(54.8)	0.7%	0.4%	1.7%
Consumer	760.2	847.4	978.4	(10.3)	(22.3)	5.0%	5.6%	6.7%
Mortgages	24.1	24.8	63.4	(2.8)	(62.0)	0.4%	0.4%	1.3%
Microcredit	—	0.8	2.6	(100.0)	(100.0)
Total charge-offs	989.0	989.4	1,496.9	(0.0)	(33.9)	2.0%	2.1%	3.3%

(1)	The information of June 30, 2025 was modified based on MFG’s discontinued operation.

90-day past due loans increased 2.1% compared to the previous quarter, driven by increases in consumer and mortgage loans. The 90-day delinquency ratio for total gross loans remained stable at 3.1% compared to 1Q26 and decreased compared to 3.6% in 2Q25. By loan category, the commercial portfolio delinquency ratio remained at 3.3% for 2Q26 compared to 1Q26 and decreased compared to 3.9% in 2Q25, the consumer portfolio increased slightly to 2.7% from 2.6% in 1Q26 and decreased compared to 3.0% in 2Q25. Mortgages remained stable at 3.6% compared to 1Q26 and decreased from 3.7% in 2Q25.

Delinquency coverage ratio for gross loans, measured as loss allowance divided by past due gross loans more than 90 days reached 136.8% in 2Q26 compared to 137.2% in 1Q26 and 136.1% in 2Q25. Charge-offs as a percentage of average gross loans reached 2.0% and decreased by 4 basis points compared to 1Q26 and by 125 basis points compared to 2Q25, mainly as a result of lower charge-offs in the consumer portfolio.

Net income from commissions and fees

Net income from commissions and fees reached Ps 906.9 billion, showing a decrease of 5.2% compared to the previous quarter and an increase of 3.3% compared to the same quarter for 2025. Income from commissions and fees decreased 3.7% and increased 4.1% on a quarterly and an annual basis respectively.

	2Q26	1Q26	2Q25	Change (%)
	2Q26	1Q26	2Q25 Pro Forma (1)	2Q26 /1Q26	2Q26 /2Q25 Pro Forma (1)
	(in Ps billions)
Banking and other fees	675.1	694.2	663.5	(2.8)	1.7
Bonded warehouse services	49.0	53.5	50.9	(8.4)	(3.8)
Trust activities and portfolio management services	154.9	149.2	141.0	3.8	9.8
Pension and severance fund management	313.3	341.7	289.9	(8.3)	8.1
Income from commissions and fees	1,192.2	1,238.5	1,145.4	(3.7)	4.1
Expenses from commissions and fees	(285.3)	(281.8)	(267.1)	1.2	6.8
Net income from commissions and fees	906.9	956.7	878.2	(5.2)	3.3

Quarterly variation was driven by the performance of banking services fees, which decreased 6.4% on a quarterly basis. Fees from trust activities and portfolio management services increased 3.8% quarter-on-quarter and 9.8% year-on-year, supported by higher assets under management and favorable capital markets conditions.

Pension and severance fund management fees decreased 8.3% quarter-on-quarter and increased 8.1% year-on-year. Quarterly variation is explained by an increase in the life and disability insurance fee on mandatory pension contributions beginning in April.

Gross profit from sales of goods and services

	2Q26	1Q26	2Q25	Change (%)
	2Q26	1Q26	2Q25	2Q26 /1Q26	2Q26 /2Q25
	(in Ps billions)
Income from sales of goods and services	2,655.9	2,864.2	2,505.6	(7.3)	6.0
Costs and expenses of sales of goods and services	(2,095.0)	(2,002.6)	(2,012.2)	4.6	4.1
Gross profit from sales of goods and services	560.9	861.6	493.5	(34.9)	13.7

Gross profit from sales of goods and services mainly reflects income and expenses related to non-financial assets and liabilities of Grupo Aval’s non-financial subsidiaries. Results related to financial assets and liabilities of these companies are presented under: i) interest income, ii) interest expense, iii) net income from other financial instruments mandatorily at FVTPL, iv) net trading (loss) income, v) in Other income under foreign exchange gains (losses) and share of profit of equity accounted investees, net of tax (equity method).

				Change (%)
	2Q26	1Q26	2Q25	2Q26 /1Q26	2Q26 /2Q25
	(in Ps billions)
Infrastructure	392.8	709.3	306.3	(44.6)	28.3
Energy & Gas	281.5	254.9	279.1	10.4	0.8
Hotels	4.5	18.7	16.8	(75.7)	(72.9)
Agribusiness	(1.8)	(11.5)	(7.2)	(84.8)	(75.8)
Other services	(116.2)	(109.8)	(101.6)	5.8	14.4
Gross profit from sales of goods and services	560.9	861.6	493.5	(34.9)	13.7

Gross profit from sales of goods and services for the quarter reached Ps 560.9 billion and decreased 34.9% compared to the previous quarter and increased by 13.7% compared to the same quarter of the previous year. Annual and quarterly variations were mainly driven by the performance of the infrastructure sector, which reached Ps 392.8 billion and decreased 44.6% and increased 28.3% compared to 1Q26 and 2Q25, respectively.

Net trading (loss) income

Net trading income for the quarter was Ps 1,126.7 billion in 2Q26, 108.6% and 100.0% higher than for 1Q26 and 2Q25 respectively, resulting from a Ps 1,528.7 billion quarterly increase in income from investment securities at fair value through profit or loss and partially offset by a Ps 942.0 billion decrease in net trading (loss) income from derivatives. It is worth noting that net trading (loss) income from derivatives should be analyzed in conjunction with foreign exchange gains (losses); in this sense, the performance of net trading (loss) income from derivatives was further increased by a Ps 88.9 billion quarterly increase in foreign exchange gains (losses), net, recognized under other income as described below.

Total income from investment securities

The group’s securities portfolio is classified in the following categories: (i) equity and fixed income investments at FVTPL (described in this section as net trading (loss) income in investment securities at FVTPL), (ii) fixed income investments at FVOCI and (iii) fixed income investments at amortized cost or “AC” (results from (ii) and (iii) are included in net interest income as interest income on investments in debt securities). Grupo Aval manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for the group (comprised of interest income on investments in debt securities and net trading (loss) income from investment securities at FVTPL) was Ps 2,698.3 billion for the quarter, 140.7% and 104.6% higher than for 1Q26 and 2Q25, respectively. Quarterly variation was primarily driven by a 916 basis points increase in the average yield on total investment securities to 16.2% from 7.0% in 1Q26.

Net income from other financial instruments mandatorily at FVTPL

Net income from other financial instruments mandatorily at FVTPL reflect the fair value of certain concession arrangements entered between Promigas and the Colombian government, that meet the requirements for mandatory recognition at FVTPL. This reached Ps 56.9 billion for the quarter and decreased by 38.1% and 36.4% compared to last quarter and to the same quarter for the previous year, respectively.

Other income

Other income reached Ps 269.9 billion for the quarter, decreasing by 31.9% and increasing 93.9% on a quarterly and an annual basis, respectively. Quarterly variation was mainly driven by the decrease in dividends (which are stational) and in net gain (loss) on sale of debt and equity securities

	2Q26	1Q26	2Q25	Change (%)
	2Q26	1Q26	2Q25 Pro Forma (1)	2Q26 /1Q26	2Q26 /2Q25 Pro Forma (1)
	(in Ps billions)
Foreign exchange gains (losses), net	117.0	28.2	3.2	315.8	N.A.
Share of profit of equity accounted investees, net of tax	81.6	67.0	92.0	21.8	(11.3)
Net gain (loss) on sale of debt and equity securities	(26.0)	82.7	(56.8)	(131.4)	(54.2)
Dividends	2.8	125.6	2.1	(97.7)	32.1
Gain (loss) on the sale of non-current assets held for sale	0.3	1.1	6.3	(68.8)	(94.5)
Net gain (loss) in asset valuation	13.5	7.9	12.0	70.7	12.7
Other	80.5	84.0	80.4	(4.2)	0.1
Other income	269.9	396.5	139.2	(31.9)	93.9

The increase in foreign exchange gains (losses), net should be analyzed in conjunction with net trading (loss) income from derivatives, as described above under net trading income. The net result of both activities (foreign exchange and derivatives) for 1Q26 was a Ps 528.6 billion loss, compared to Ps 324.5 billion profit in 1Q26 and Ps 12.6 billion loss in 2Q25. This lower derivatives result is the natural hedging counterpart to the strong trading income recorded this quarter.

Other expenses

	2Q26	1Q26	2Q25	Change (%)
	2Q26	1Q26	2Q25 Pro Forma (1)	2Q26 /1Q26	2Q26 /2Q25 Pro Forma (1)
	(in Ps billions)
Administrative and other expenses	(1,235.2)	(1,551.7)	(1,127.9)	(20.4)	9.5
Personnel expenses	(838.7)	(830.4)	(801.8)	1.0	4.6
Depreciation and amortization	(204.0)	(214.5)	(190.9)	(4.9)	6.9
Impairment loss on other assets	(0.3)	(0.3)	(0.4)	9.0	(26.2)
Losses from sales of non-current assets held for sale	(0.2)	(0.4)	(0.3)	(56.3)	(43.5)
Other	(78.5)	32.7	(72.9)	(339.8)	7.6
Other expenses	(2,356.9)	(2,564.5)	(2,194.2)	(8.1)	7.4

Other expenses for the quarter reached Ps 2,356.9 billion and decreased 8.1% compared to last quarter and increased 7.4% compared to the same period last year. Quarterly decrease was mainly due to a 20.4% decrease in administrative and other expenses, mostly from the implementation of a one-time equity tax by the Colombian government that increased expenses by Ps 311.7 billion in 1Q26.

The ratio of other expenses as a percentage of average assets reached 2.7% in 2Q26, compared to 3.0% in 1Q26 and 2.6% in 2Q25.

Cost to income efficiency ratio was 49.3% in 2Q26, compared to 53.9% for 1Q26 and 53.3% for 2Q25.

Tax expense

Income tax expense for the group reached Ps 531.0 billion and decreased by 8.1% compared to the previous quarter and increased by 45.6% compared to the same quarter of the previous year.

Grupo Aval’s income tax expense divided by net income before income tax expense excluding dividends and share of profit of equity accounted investees, net of tax (as they are non-taxable income), was 37.2% in 2Q26, 50.1% in 1Q26 and 36.7% in 2Q25. The quarterly decrease in tax expense is mainly explained by the equity tax expense during 1Q26, as it is non-deductible.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest reached Ps 404.4 billion and decreased 1.4% versus 1Q26 and increased by 4.0% compared to 2Q25. The ratio of net income attributable to non-controlling interest to net income reached 41.2% in 2Q26 compared to 54.9% in 1Q26 and 44.0% in 2Q25. The decrease in this ratio is mainly attributable to a change in the mix of our segments’ contribution to net income, driven by a higher contribution to net income from our banking segment.

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness (*) of Ps 1,597.8 billion (Ps 389.2 billion of bank debt and Ps 1,208.6 billion of bonds denominated in Colombian pesos) as of June 30, 2026. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2030 (USD 1.0 billion) bonds under its respective indentures. As of June 30, 2026, the total amount outstanding (including interests payable) of such bonds was USD 1.0 billion, or Ps 3,488.4 billion when converted into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans, investments and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 751.7 billion of total liquid assets, a total gross indebtedness of Ps 5,086.2 billion and a net indebtedness of Ps 4,334.5 billion as of June 30, 2026. In addition to liquid assets, it has Ps 879.4 billion in loans with related parties, Ps 100.7 billion in subordinated instruments and Grupo Aval Ltd. has Ps 1,797.7 billion in investments in AT1 instruments.

As of June 30, 2026, our combined double leverage (calculated as investments in subsidiaries, subordinated instruments, AT1 instruments, and goodwill as a percentage of shareholders' equity) was 1.19x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	2Q25	1Q26	2Q26	Δ
				2Q26 vs. 1Q26	2Q26 vs. 2Q25
Contribution of Investments in Subsidiaries to double leverage	1.10x	1.09x	1.09x	0.00	-0.01
Contribution of Subordinated and AT1 Instruments to double leverage	0.12x	0.11x	0.11x	0.00	-0.01
Double Leverage (1)	1.21x	1.20x	1.19x	-0.01	-0.03
Net debt / Core earnings (2)(3)	3.66x	3.72x	3.59x	-0.13	-0.07
Net debt / Cash dividends (2)(3)	5.63x	5.64x	5.57x	-0.07	-0.06
Core Earnings / Interest Expense (2)	3.99x	3.79x	3.69x	-0.10	-0.29

(*) Grupo Aval Ltd extended US$ 260 million loans to Grupo Aval Acciones y Valores S.A. which is eliminated in the combined figures of Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. (1) Double leverage is calculated as investments in subsidiaries at book value, subordinated and AT1 loans or investments and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Results

Statement of Financial Position Analysis

Below, we present a summary of our financial statements at the separate level by the end of the second quarter of 2026. The results presented are in accordance with the Colombian International Financial Reporting Standards (Colombian IFRS). The information reported below is expressed in Colombian Pesos (Ps) billion, except where otherwise indicated.

Assets

The assets are mainly represented by the interests we have in Banco de Bogotá (68.9%), Banco de Occidente (72.7%), Banco Popular (93.9%), Banco AV Villas (79.9%), AFP Porvenir (20.0%), Corficolombiana (8.7%), Aval Fiduciaria (28.1%), Aval Casa de Bolsa (40.8%), Aval Banca de Inversión (70.0%) and 100.0% of Grupo Aval Ltd. (GAL).

Total assets as of June 30, 2026, totaled Ps 22,015.2 billion, increasing 1.6% or Ps 339.9 billion versus March 31, 2026, and 2.4% or Ps 512.9 billion versus June 30, 2025. The annual variation is mainly explained by the annual increase of Ps 615.2 billion in investments in subsidiaries and associates.

Liabilities

Total liabilities as of June 30, 2026, totaled Ps 3,152.4 billion, decreasing 7.3% or Ps 246.9 billion versus March 31, 2026 and 2.6% or Ps 82.6 billion versus June 30, 2025. The annual variation is mainly explained by an decrease in borrowings at amortized cost. The quarterly variation is mainly due to a decrease of Ps 195.3 in accounts payable due to the seasonality of dividends declared during 1Q26.

The financial indebtedness of Grupo Aval did not present material changes compared to what was reported as of March 31, 2026.

Equity

As of June 30, 2026, shareholders' equity was Ps 18,862.8 billion, 3.2% higher than reported on March 31, 2026, and 3.3% higher compared to the equity reported as of June 30, 2025.

Income Statement Analysis

Net income in our separate financial statements is derived primarily from equity method income from our investments and other income, net of the Holding's operating, financial and tax expenses.

During 2Q26 we presented a net profit of Ps 576.7 billion, increasing 5.4% versus 1Q26 and 15.5% versus 2Q25. The increase in profits is explained by a higher income from equity method.

Results for the 2Q26 reflect a continuation in the positive trend in our banking segment (margins and cost of risk), along with positive performance in our pension and severance fund management segment.

RISK MANAGEMENT

During the first quarter of 2026, there were no material changes in the degree of exposure to the relevant risks disclosed in the report as of March 2026, nor have any new relevant risks been identified that merit disclosure as of June 30th , 2024, according to the instructions given in paragraph 8.4.1.2.1 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular «Registro Nacional de Valores y Emisores – RNVE.

QUANTITATIVE AND QUALITATIVE ANALYSIS OF MARKET RISK

During 2Q26, there were no material qualitative and quantitative changes in market risk in comparison with the information reported in the report as of 1Q26, that merit disclosure as of March 31st, 2026, in accordance with the instructions given in paragraph 8.4.1.1.4 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular «Registro Nacional de Valores y Emisores – RNVE.

ESG

In terms of ESG, during this quarter there were no material changes that should be reported.

CORPORATE GOVERNANCE

During the second quarter of 2026, two significant developments took place in the area of Corporate Governance. The first was the appointment of Lined Johanna Ramírez as Internal Audit Manager of Grupo Aval, replacing Luis Alfonso Fajardo, who resigned from the position to pursue new professional opportunities During the second quarter of 2026, two significant developments took place in the area of Corporate Governance. The first was the appointment of Lined Johanna Ramírez as Internal Audit Manager of Grupo Aval, replacing Luis Alfonso Fajardo, who resigned from the position to pursue new professional opportunities.

Additionally, Grupo Aval’s Board of Directors approved amendments to the Company’s corporate governance documents, including the Corporate Governance Code and various internal policies, with the objective of adopting best-practice recommendations applicable to publicly listed issuers.

DEFINITIONS

Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans

Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatorily at FVTPL and total other income

Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatorily at FVTPL and total other income.

Gross loans exclude interbank and overnight funds.

Interest Earning Assets are calculated as the sum of average gross loans, average interbank and average investments.

Net Interest Income is the difference between Total Interest Income and Total Interest Expense.

Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets.

NIM on Loans is calculated as Net Interest Income on Loans to Average loans and financial leases.

NIM on Investments is calculated as Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds

Non-controlling interest refers to the participation of minority shareholders in a subsidiary’s equity or net income.

ROAA is calculated as annualized Net Income divided by average of total assets.

ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity.

Grupo Aval Acciones y Valores S.A.	2Q25	1Q26	2Q26
Consolidated Financial Statements Under IFRS
Financial Statements Under IFRS		1Q26
Information in Ps. Billions	2Q25	1Q26	2Q26
	2Q26	1Q26	2Q25
Consolidated Statement of Financial Position	2Q26	1Q26	2Q25	Change (%)
	2Q26	1Q26	2Q25 Pro Forma (1)	2Q26 /1Q26	2Q26 /2Q25 Pro Forma (1)

Cash and cash equivalents	22,525.6	23,734.1	19,056.8	-5.1%	18.2%

Investment and trading assets
Debt securities	22,916.7	16,956.8	14,871.3	35.1%	54.1%
Equity securities	9,737.1	9,702.7	8,339.3	0.4%	16.8%
Derivative assets	2,523.1	2,029.9	1,337.7	24.3%	88.6%
Trading assets	35,176.9	28,689.5	24,548.3	22.6%	43.3%
Investments in debt securities at FVTPL (non compliant with SPPI test)	-	-	1.4	N.A	-100.0%
Investments in securities at FVOCI	29,335.8	29,091.9	27,593.0	0.8%	6.3%
Investments in debt securities at AC	9,495.5	9,458.3	9,262.9	0.4%	2.5%
Investment securities	38,831.3	38,550.2	36,857.3	0.7%	5.4%
Hedging derivatives assets	215.4	308.0	40.0	-30.1%	N.A.

Gross loans
Commercial loans	113,226.2	111,460.9	106,128.5	1.6%	6.7%
Commercial loans	112,709.5	110,022.9	104,652.6	2.4%	7.7%
Interbank & overnight funds	516.7	1,437.9	1,475.8	-64.1%	-65.0%
Consumer loans	61,473.3	60,782.9	58,725.2	1.1%	4.7%
Mortgages loans	23,535.2	22,882.5	20,349.9	2.9%	15.7%
Microcredit loans	0.8	0.7	1.5	5.0%	-49.6%
Total gross loans	198,235.4	195,127.0	185,205.1	1.6%	7.0%
Loss allowance	(8,453.1)	(8,308.0)	(8,904.1)	1.7%	-5.1%
Total loans, net	189,782.3	186,819.0	176,301.0	1.6%	7.6%

Other accounts receivable, net	26,553.1	25,281.5	26,976.6	5.0%	-1.6%
Non-current assets held for sale	44.3	52.6	20,009.8	-15.7%	-99.8%
Investments in associates and joint ventures	1,187.5	1,126.0	1,262.7	5.5%	-6.0%

Own-use property, plant and equipment for own-use and given in operating lease, net	9,864.9	6,873.6	4,300.6	43.5%	129.4%
Right-of-use assets	1,459.0	1,516.5	1,318.4	-3.8%	10.7%
Investment properties	977.6	997.0	968.1	-1.9%	1.0%
Biological assets	241.2	236.3	243.3	2.1%	-0.9%
Tangible assets	12,542.7	9,623.4	6,830.3	30.3%	83.6%

Goodwill	2,716.1	2,057.1	2,063.0	32.0%	31.7%
Concession arrangement rights	13,288.7	13,465.9	14,148.6	-1.3%	-6.1%
Other intangible assets	2,943.8	2,920.5	2,740.5	0.8%	7.4%
Intangible assets	18,948.5	18,443.5	18,952.0	2.7%	0.0%

Current	3,236.9	3,214.1	3,169.5	0.7%	2.1%
Deferred	1,212.7	1,365.4	1,311.5	-11.2%	-7.5%
Income tax assets	4,449.6	4,579.6	4,481.0	-2.8%	-0.7%

Other assets	483.9	399.1	382.6	21.2%	26.5%
Total assets	350,741.1	337,606.4	335,698.4	3.9%	4.5%

Trading liabilities	2,967.7	2,042.5	1,259.1	45.3%	135.7%
Hedging derivatives liabilities	69.1	49.6	36.0	39.3%	91.8%

Customer deposits	221,470.3	216,837.3	198,694.6	2.1%	11.5%
Checking accounts	24,319.9	24,170.7	23,405.0	0.6%	3.9%
Time deposits	101,754.7	98,411.6	92,074.6	3.4%	10.5%
Savings deposits	94,759.0	93,672.4	82,452.8	1.2%	14.9%
Other deposits	636.7	582.6	762.3	9.3%	-16.5%
Financial obligations	70,423.8	64,431.0	64,385.2	9.3%	9.4%
Interbank borrowings and overnight funds	26,518.2	21,095.0	17,758.6	25.7%	49.3%
Borrowings from banks and others	19,999.4	20,192.8	19,636.3	-1.0%	1.8%
Bonds issued	19,455.2	18,937.0	22,702.7	2.7%	-14.3%
Borrowings from development entities	4,451.1	4,206.2	4,287.7	5.8%	3.8%
Total financial liabilities at amortized cost	291,894.1	281,268.4	263,079.9	3.8%	11.0%

Legal related	183.6	158.7	182.0	15.7%	0.9%
Other provisions	721.6	725.1	813.4	-0.5%	-11.3%
Provisions	905.2	883.7	995.3	2.4%	-9.1%

Current	74.7	228.5	56.4	-67.3%	32.4%
Deferred	6,521.1	6,136.7	5,650.2	6.3%	15.4%
Income tax liabilities	6,595.8	6,365.3	5,706.6	3.6%	15.6%
Employee benefits	934.6	982.9	936.1	-4.9%	-0.2%

Liabilities directly associated with non-current assets classified as held for sale	-	-	17,823.1	N.A	-100.0%
Other liabilities	12,604.8	12,400.6	12,212.1	1.6%	3.2%
Total liabilities	315,971.3	303,993.0	302,048.2	3.9%	4.6%

Equity attributable to owners of the parent	18,575.0	17,799.3	17,759.5	4.4%	4.6%
Non-controlling interest	16,194.9	15,814.1	15,890.7	2.4%	1.9%
Total equity	34,769.9	33,613.4	33,650.2	3.4%	3.3%

Total liabilities and equity	350,741.1	337,606.4	335,698.4	3.9%	4.5%

Find in our website https://www.grupoaval.com/investor-relations/financial-results, under Quarterly results -> Information for Local Investors, our consolidated and separate financial statements and accompanying notes.

Grupo Aval Acciones y Valores S.A.
Consolidated Financial Statements Under IFRS
Financial Statements Under IFRS
Information in Ps. Billions	2026	2025
Consolidated Statement of Income	YTD 2026	YTD 2025	Change (%)	2Q26	1Q26	2Q25	Change (%)
			YTD 26/ YTD 25				1Q26 /4Q25	1Q26 /1Q25
Interest income
Loan portfolio	12,373.2	11,356.5	9.0%	6,471.2	5,902.0	5,694.5	9.6%	13.6%
Interests on investments in debt securities	1,803.2	1,454.9	23.9%	926.0	877.2	739.8	5.6%	25.2%
Total interest income	14,176.4	12,811.4	10.7%	7,397.2	6,779.2	6,434.3	9.1%	15.0%

Interest expense
Checking accounts	130.3	110.1	18.4%	66.9	63.4	55.0	5.5%	21.6%
Time deposits	4,702.8	4,109.0	14.5%	2,495.7	2,207.1	2,070.0	13.1%	20.6%
Savings deposits	2,744.2	2,224.0	23.4%	1,445.1	1,299.1	1,127.2	11.2%	28.2%
Total interest expenses on deposits	7,577.3	6,443.1	17.6%	4,007.6	3,569.6	3,252.2	12.3%	23.2%

Interbank borrowings and overnight funds	1,194.4	754.7	58.3%	697.7	496.7	370.4	40.5%	88.4%
Borrowings from banks and others	777.7	748.5	3.9%	409.3	368.4	369.7	11.1%	10.7%
Bonds issued	665.9	780.5	-14.7%	320.9	345.0	390.9	-7.0%	-17.9%
Borrowings from development entities	192.6	189.1	1.9%	104.9	87.6	94.5	19.7%	11.1%
Total interest expenses on financial obligations	2,830.6	2,472.7	14.5%	1,532.8	1,297.7	1,225.5	18.1%	25.1%
Total interest expense	10,407.9	8,915.8	16.7%	5,540.5	4,867.4	4,477.7	13.8%	23.7%
Net interest income	3,768.6	3,895.6	-3.3%	1,856.7	1,911.9	1,956.6	-2.9%	-5.1%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	2,078.7	2,203.6	-5.7%	1,076.4	1,002.3	1,089.1	7.4%	-1.2%
Other financial assets	(1.3)	5.5	-123.8%	2.4	(3.7)	10.5	-164.2%	-77.6%
Recovery of charged-off financial assets	(320.7)	(405.5)	-20.9%	(170.5)	(150.2)	(262.7)	13.5%	-35.1%
Net impairment loss on financial assets	1,756.7	1,803.6	-2.6%	908.3	848.4	836.9	7.1%	8.5%
Net interest income, after impairment losses	2,011.9	2,092.0	-3.8%	948.5	1,063.4	1,119.8	-10.8%	-15.3%

Income from commissions and fees
Banking fees (1)	1,369.3	1,324.3	3.4%	675.1	694.2	663.5	-2.8%	1.7%
Trust activities and management services	304.0	271.5	12.0%	154.9	149.2	141.0	3.8%	9.8%
Pension and severance fund management	655.0	609.6	7.5%	313.3	341.7	289.9	-8.3%	8.1%
Bonded warehouse services	102.5	98.9	3.6%	49.0	53.5	50.9	-8.4%	-3.8%
Total income from commissions and fees	2,430.8	2,304.3	5.5%	1,192.2	1,238.5	1,145.4	-3.7%	4.1%
Expenses from commissions and fees	567.1	556.0	2.0%	285.3	281.8	267.1	1.2%	6.8%
Net income from commissions and fees	1,863.6	1,748.3	6.6%	906.9	956.7	878.2	-5.2%	3.3%

Income from sales of goods and services	5,520.1	5,198.4	6.2%	2,655.9	2,864.2	2,505.6	-7.3%	6.0%
Costs and expenses from sales of goods and services	4,097.6	4,025.1	1.8%	2,095.0	2,002.6	2,012.2	4.6%	4.1%
Gross profit from sales of goods and services	1,422.5	1,173.3	21.2%	560.9	861.6	493.5	-34.9%	13.7%

Net trading income	1,666.7	795.7	109.5%	1,126.7	540.0	563.5	108.6%	100.0%
Net income from other financial instruments mandatory at FVTPL	148.8	186.0	-20.0%	56.9	91.9	89.3	-38.1%	-36.4%

Other income
Foreign exchange gains (losses), net	145.2	167.4	-13.3%	117.0	28.2	3.2	N.A.	N.A.
Net gain on sale of investments and OCI realization	56.7	(62.4)	-190.9%	(26.0)	82.7	(56.8)	-131.4%	-54.2%
Gain on the sale of non-current assets held for sale	1.5	6.5	-77.5%	0.3	1.1	6.3	-68.8%	-94.5%
Income from non-consolidated investments (2)	277.1	318.4	-13.0%	84.5	192.6	94.1	-56.2%	-10.3%
Net gains on asset valuations	21.4	19.8	8.0%	13.5	7.9	12.0	70.7%	12.7%
Other income from operations	164.6	121.4	35.5%	80.5	84.0	80.4	-4.2%	0.1%
Total other income	666.4	571.1	16.7%	269.9	396.5	139.2	-31.9%	93.9%

Other expenses
Loss on the sale of non-current assets held for sale	0.6	0.4	31.7%	0.2	0.4	0.3	-56.3%	-43.5%
Personnel expenses	1,669.1	1,592.0	4.8%	838.7	830.4	801.8	1.0%	4.6%
General and administrative expenses	2,786.9	2,242.8	24.3%	1,235.2	1,551.7	1,127.9	-20.4%	9.5%
Depreciation and amortization	418.5	370.4	13.0%	204.0	214.5	190.9	-4.9%	6.9%
Impairment loss on other assets	0.6	1.9	-68.0%	0.3	0.3	0.4	9.0%	-26.2%
Other operating expenses	45.8	118.3	-61.3%	78.5	(32.7)	72.9	N.A	7.6%
Total other expenses	4,921.4	4,325.7	13.8%	2,356.9	2,564.5	2,194.2	-8.1%	7.4%

Net income before income tax expense	2,858.5	2,240.6	27.6%	1,512.8	1,345.7	1,089.2	12.4%	38.9%
Income tax expense	1,108.5	739.6	49.9%	531.0	577.5	364.8	-8.1%	45.6%
Net income for the period of continued operations	1,750.0	1,501.0	16.6%	981.8	768.2	724.4	27.8%	35.5%

Net income for the period of discontinued operations	(21.4)	184.0	-111.7%	-	(21.4)	159.3	-100.0%	-100.0%

Net income for the period	1,728.6	1,684.9	2.6%	981.8	746.7	883.7	31.5%	11.1%

Net income for the period attibutable to:

Non-controlling interest	814.5	828.5	-1.7%	404.4	410.2	388.7	-1.4%	4.0%
Net income from continued operations attributable to owners of the parent	928.8	729.6	27.3%	577.5	351.3	385.1	64.4%	49.9%
Net income from discontinued operations attributable to owners of the parent	(14.8)	126.8	-111.7%	(0.0)	(14.8)	109.8	-100.0%	-100.0%
Net income attributable to owners of the parent	914.0	856.4	6.7%	577.5	336.6	494.9	71.6%	16.7%

(1)	Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees.

(2)	Includes share of profit of equity accounted investees, net of tax, and dividend income.

GRUPO AVAL ACCIONES Y VALORES S.A.
Separate Financial Statements
Financial Statements Under Colombian IFRS
Information in Ps. Billions

Separate Statement of Financial Position	2Q26	1Q26	2Q25	Change (%)
				1Q26 /4Q25	1Q26 /1Q25

Current assets

Cash and cash equivalents	85.6	78.1	175.0	9.6%	-51.1%
Trading securities	2.3	0.3	0.5	N.A.	N.A.
Financial assets at amortized cost	42.6	42.5	36.1	0.1%	17.7%
Accounts receivable from related parties	543.0	738.5	1,572.5	-26.5%	-65.5%
Taxes paid in advance	33.4	31.6	19.7	5.7%	69.8%
Other accounts receivable	0.0	0.0	0.0	-21.4%	175.0%
Other non-financial assets	0.6	0.1	0.1	N.A.	N.A.
Total current assets	707.4	891.1	1,803.9	-20.6%	-60.8%

Non-current Assets
Non trading investments	100.3	98.2	0.0	2.1%	N.A
Investments in subsidiaries and associates	20,301.1	19,722.2	19,685.8	2.9%	3.1%
Accounts receivable from related parties	893.3	950.3	0.0	-6.0%	N.A
Property and equipment, net	12.4	12.2	12.1	1.7%	2.5%
Deferred tax assets	0.6	1.2	0.4	-48.5%	71.5%
Total non-current Assets	21,307.8	20,784.1	19,698.3	2.5%	8.2%
Total assets	22,015.2	21,675.3	21,502.3	1.6%	2.4%

Liabilities and shareholders' equity
Current liabilities
Borrowings at amortized cost	46.3	41.0	1,109.2	12.9%	-95.8%
Outstanding bonds at amortized cost	101.6	101.2	15.1	0.4%	N.A.
Accounts payable	625.2	820.5	549.3	-23.8%	13.8%
Employee benefits	3.0	3.1	2.5	-1.9%	19.8%
Tax liabilities	11.8	8.4	11.1	39.4%	6.1%
Other non-financial liabilities	1.2	1.2	1.2	-1.0%	0.0%
Total current liabilities	789.2	975.5	1,688.5	-19.1%	-53.3%

Long-term liabilities
Deferred tax liability	0.0	0.0	0.0	N.A	N.A
Borrowings at amortized cost	1,256.2	1,316.9	346.5	-4.6%	N.A.
Outstanding bonds	1,107.0	1,107.0	1,200.0	0.0%	-7.8%
Total long-term liabilities	2,363.2	2,423.9	1,546.5	-2.5%	52.8%
Total liabilities	3,152.4	3,399.3	3,235.0	-7.3%	-2.6%

Total shareholders' equity	18,862.8	18,275.9	18,267.3	3.2%	3.3%

Total liabilities and shareholders' equity	22,015.2	21,675.3	21,502.3	1.6%	2.4%

GRUPO AVAL ACCIONES Y VALORES S.A.
Separate Financial Statements
Financial Statements Under Colombian IFRS
Information in Ps. Billions

Separate Statement of Income	YTD 2026	YTD 2025	Change (%)	2Q26	1Q26	2Q25	Change (%)
			2026 vs. 2025				1Q26 /4Q25	1Q26 /1Q25
Operating revenue
Equity method income, net	1,126.6	715.8	57.4%	570.8	555.9	384.5	2.7%	48.5%
Other revenue from ordinary activities	183.4	177.5	3.3%	93.5	89.9	88.6	4.0%	5.5%
Total operating revenue	1,310.0	893.2	46.7%	664.2	645.7	473.1	2.9%	40.4%

Expenses, net
Administrative expenses	47.7	42.6	12.0%	23.3	24.4	21.6	-4.4%	8.2%
Other expenses	0.1	0.5	-75.8%	0.0	0.1	0.4	-81.1%	-95.1%
Losses from exchange differences	3.7	3.1	18.6%	2.7	1.0	1.1	159.1%	136.4%

Operating income	1,258.4	847.0	48.6%	638.2	620.2	450.0	2.9%	41.8%

Financial expenses	107.8	111.7	-3.5%	54.7	53.2	55.9	2.8%	-2.1%

Earnings before taxes	1,150.6	735.3	56.5%	583.6	567.0	394.2	2.9%	48.0%
Income tax expense	12.1	8.9	35.0%	6.8	5.2	4.6	30.5%	49.7%

Net income from continuing operations	1,138.5	726.4	56.7%	576.7	561.8	389.6	2.7%	48.0%

Discontinued operations
Equity method income from discontinued operations	-14.8	126.8	-111.7%	0.0	-14.8	109.8	-100.0%	-100.0%
Income from discontinued operations	-14.8	126.8	-111.7%	0.0	-14.8	109.8	-100.0%	-100.0%

Net income	1,123.7	853.2	31.7%	576.7	547.0	499.4	5.4%	15.5%

Find in our website https://www.grupoaval.com/investor-relations/financial-results, under Quarterly results — Information for Local Investors, our consolidated and separate financial statements and accompanying notes.

Investor Relations Contact

INVESTORRELATIONS@grupoaval.com

Nicolás Noreña

Strategic Planning and Investor Relations Senior Manager

Tel: 601 743 32 22

E-mail: nnorena@grupoaval.com

Simón Franky

Investor Relations and Finance Senior Director

Tel: 601 743 32 22

Email: sfranky@grupoaval.com

Santiago Fonseca

Financial Planning and Investor Relations Analyst

Tel: 601 743 32 22

Email: safonseca@grupoaval.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2026

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel